FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                         For the month of November, 2005

                                HSBC Holdings plc

                              42nd Floor, 8 Canada
                         Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



                  HSBC FINANCE CORPORATION AND HSBC USA, INC.
                          - THIRD QUARTER 2005 RESULTS

HSBC Finance Corporation and HSBC USA, Inc. will file third quarter results statements at the Securities and Exchange Commission on Monday, 14 November 2005.

At 3:00pm London time (10:00am US Eastern Standard Time) on 14 November, HSBC will hold a conference call with analysts and investors to present these results.

The call will be hosted by:

   -Bobby Mehta, Chief Executive of HSBC North America Holdings, Inc. and
    Chairman and Chief Executive of HSBC Finance Corporation
   -Douglas Flint, Group Finance Director, HSBC Holdings plc
   -Martin Glynn, Chief Executive of HSBC USA, Inc.
   -Simon Penney, Chief Financial Officer, HSBC North America Holdings, Inc.

Questions on the results will be taken after the presentation.

The conference call will be accessible by dialling:
UK: +44 (0)20 8515 2301
US: +1 303 262 2140
Hong Kong: +852 3009 3050

The results filings, including presentation slides, will be made available for download ahead of the conference call from www.hsbc.com/financialresults.

A recording of the conference call will be made available for a period of seven days on www.hsbc.com/investorwebcast.

Notes to editors:

1. Forward-looking statements
This presentation, including the accompanying slides and subsequent discussion, contains certain forward-looking information with respect to the financial condition, results of operations and business of HSBC Holdings plc, HSBC Finance Corporation, HSBC USA, Inc. and HSBC North America Holdings, Inc. This information represents expectations or beliefs concerning future events and is subject to unknown risks and uncertainties. This information speaks only as of the date on which it is provided. Additional detailed information concerning important factors that could cause actual results to differ materially is available in the HSBC Holdings plc Annual Report, HSBC Finance Corporation Annual Report on Form 10-K, and HSBC USA, Inc. Annual Report on Form 10-K for the year ended 31 December 2004. Please further be advised that Regulation FD prohibits HSBC representatives from answering certain, specific questions during the Q&A session.

2. HSBC - North America Holdings Inc.
HSBC - North America comprises all of HSBC's US and Canadian businesses, including the former Household International businesses. The company's businesses serve nearly 60 million customers in five key areas: personal financial services, consumer finance, commercial banking, private banking and corporate, investment banking and markets. Financial products and services are offered under the HSBC, HFC and Beneficial brands. For more information, visit: www.hsbcusa.com.

3. The HSBC Group
Serving over 110 million customers worldwide, the HSBC Group has approximately 9,700 offices in 77 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,467 billion at 30 June 2005, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  07 November 2005